JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATE

ANN COLVILLE MURPHY

VIA OVERNIGHT DELIVERY

March 12, 2007

Mr. Chris Windsor, Esq.

Special Counsel

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             Mid-State Bancshares

Preliminary Proxy Statement

File No. 000-23925

Filed December 18, 2006

Dear Mr. Windsor:

This letter is written in response to your comment letter dated January 10, 2006, concerning the above captioned filing.  In addition to this response letter, Mid-State Bancshares will also file an amended Preliminary Proxy Statement that responds to your comments.  Included with this letter please find two marked to show changes copies of that Preliminary Proxy Statement, as well as the other supplemental materials sought in your letter.  As requested, this letter is keyed to your comment letter and provides a detailed response to your comments.

Preliminary Proxy

Table of Contents

1.                                       Revise the table to include sections for the Proposals and include the language of the Proposals.  In this regard, “The Special Meeting” might be revised to include such information. In addition, add a proxy card either as an Appendix or as part of the proxy.

Response to 1:                                                                 We have added a subsection to “The Special Meeting” for the proposals that will be considered at that meeting, and included within this new subsection the text of the proposals.  In addition, we have revised the table of contents to include the subsection headings from “The Special Meeting” section.  Finally, although a proxy card was submitted with the original preliminary proxy statement filing, we have added as Appendix D the form of proxy card, and added reference to this appendix in the table of contents.

Questions and Answers, page ii

2.                                       Revise to add a Q&A for dissenters’ rights.  In that Q&A, explain what dissenters must do and not do to perfect their rights.  Also, include a cross reference to the appropriate section in the body of the proxy.

Response to 2:                                                                 We have revised the Q&A by adding a section on dissenters’ rights that includes a discussion of what dissenters must do and not do to perfect their rights and also includes a cross reference to the more complete discussion in the body of the proxy statement.

3.                                       Revise to add a Q&A that addresses what consideration will be received in the merger for each share and any other securities, e.g., options, etc.

Response to 3:                                                                 We have revised the Q&A by adding a section that states the consideration Mid-State shareholders, and holders of Mid-State options that remain unexercised as of the date of closing, will receive in the merger.

4.                                       Revise to add a Q&A addressing whether receipt of cash by holders will be taxable.

Response to 4:                                                                 We have revised the Q&A by adding a section addressing whether receipt of cash by Mid-State shareholders will be taxable, and included a cross-reference to the body of the proxy where the tax consequences of the merger are discussed in more detail.

The Merger, page 2

5.                                       Revise the first paragraph to also disclose that if 10% dissent, the merger will not be consummated, or disclose that this is a waivable condition.

Response to 5:                                                                 We have revised the first paragraph as requested.

6.                                       Revise the disclosure on page 3 to identify all parties to the voting agreement.

Response to 6:                                                                 We have revised the disclosure on page 3 to identify all parties to the voting agreements.

Benefits to Certain Officers and Directors in the Merger, page 4

7.                                       Revise the bullets as follows:

•                  Bullet one should be revised to clarify if they will be cashed out and the total compensation, i.e., the difference between the exercise price and the $37.00, should be disclosed.

•                  If a significant number of options are not vested, i.e., more than 10%, disclose the dollar value of those unvested options.

•                  Separately disclose the compensation for Mr. Lokey and other named executives (Executive Compensation named executives); revise bullet two to quantify any increased compensation in the new agreement; revise to quantify the compensation of the retention agreements; revise bullet five to name those executives and quantify the payments; and, revise bullet six to quantify Carrol Pruett’s compensation under the change in control agreement.

Response to 7:                                                                 The first bullet has been revised to clarify the treatment of options in the merger, and to include the total consideration that will be received by options holders based on the weighted average strike price of the options outstanding as of the date the merger agreement was signed and assuming no options are exercised before the merger closes.  The first bullet was also revised to state the dollar value of options that were unvested at the time the merger agreement was signed.

Mr. Lokey’s compensation under his new employment agreement has been disclosed, and the bullet also now states the dollar amount increase in compensation this new agreement represents over his current employment arrangement.  Please note, Mr. Lokey is the only named executive officer out of Mid-State’s three named executive officers that will continue his employment with the company post merger, so there are no other employment arrangements to disclose for the named executive officers.

The third bullet point dealing with the retention agreements has been revised to state the compensation provided under those agreements.

The fifth bullet point has been revised to identify the executive officers that will be paid a change-in-control benefit, and to identify the dollar amount of such benefit.  The two executive officers are James G. Stathos, Executive Vice President and Chief Financial Officer, and Harry Sackrider, Executive Vice President and Chief Lending Officer, neither of whom will remain employed by Mid-State.

The sixth bullet point has been revised to identify the amount of the change-in-control payment that Mr. Pruett will receive upon the closing of the merger.

Security Ownership …. page 9

8.                                       Revise to include the amounts and percents as of the most recent practicable date in the next revised preliminary proxy.  Any changes when the record date is set can be made at a later date.

Response to 8:                                                                 The table on page 9 has been completed as of March 8, 2007.

The Merger

Background of the Merger, page 10

9.                                       Revise to briefly discuss why the Board did not pursue or consider other potential buyers during the period January 2006 through the signing of the merger agreement.

Response to 9:                                                                 We have revised the background section as requested.

10.                                 Revise the fourth paragraph on page 10 to disclose how many “institutions that might have an interest in acquiring Mid-State” were discussed and how these other institutions came to the Board knowledge.

Response to 10:                                                          We have revised the fourth paragraph on page 10 as requested, and also believe that the modifications made to the proxy in response to Comment 9 address this request.

Recommendations of, and Factors Considered by, …, page 12

11.                                 Revise to address whether or not the Board considered putting the Company up for sale or otherwise expanding the search for other potential acquirors.  If not, explain why the Board did not consider other possible suitors.  If the Board did consider other potential acquirer’s, please discuss why they ultimately chose to negotiate with Rabobank.

Response to 11:                                                          We have revised the discussion as requested.

Fairness Opinion, page 13

12.                                 Provide the staff with all reports, opinions, exhibits or other materials provided by Sandler O’Neill to Mid-State’s officers or directors.

Response to 12:                                                          Enclosed with this letter please find copies of presentations made to Mid-State by Sandler O’Neill + Partners, L.P., on August 2, 2006 and November 1, 2006.

Present Value Per Share-Based on …, page 19

13.                                 With regard to the last paragraph herein, and with a view towards additional disclosure, supplementally advise the staff as to Sandler O’Neill’s holding of Mid-State (both long and short) at January 1, 2006 and any subsequent purchases through November 1, 2006

Response to 13:                                                          We are informed by Sandler O’Neill + Partners, LP, that it held the following long positions in Mid-State Bancshares between the periods of January 1, 2006 and November 1, 2006:

At January 1, 2006 - 0 shares

On March 30, 2006 - held 100 shares at $28.84 per share

On July 18, 2006 - held 100 shares at $26.31 per share and 100 shares at $27.11 per share

On October 19, 2006 - held 300 shares at $31.84

Dissenting Shareholders’ Rights …, page 23

14.                                 Revise to add disclosure at the bottom of page 22 clarifying what happens if no proxy is returned, e.g., does that constitute a waiver of dissenters’ rights, does it constitute a vote against the merger, etc.  In this regard revise the disclosure to list, using bullets, the exact procedures to be followed in order to perfect dissenters’ rights, including any addresses where notice is required and information that must be transmitted in any such notices.

Response to 14:                                                          We have revised the disclosure in the discussion of dissenters’ rights to clarify that failing to return a proxy effectively waives any right to dissent from the merger.  In addition, bullet points have been added listing the exact procedures to be followed to perfect dissenters’ rights.  Finally, we have revised the disclosure to more accurately discuss the dissenters’ rights procedures under California law that are unique to companies whose stock is listed on the Nasdaq Global Marketplace, or other national exchange.

15.                                 Revise the penultimate paragraph at the bottom of page 22 and the last bold print sentence therein to clarify that “the Board believes” the fair market value is likely to be less than $37.00 and disclose the basis for this belief, e.g., recent cases before the Delaware authorities where holders received less than the merger offer.

Response to 15:                                                          We have revised the sentence you identified as requested, and further modified the sentence to explain why the board believes the fair market value as determined under Chapter 13 of the California General Corporation Law will be less than $37.00.  In addition, we have moved this sentence to now be the new last sentence of the preceding paragraph, which we believe is more logical and further addresses your request to explain the basis for the board’s belief that the fair market value likely is less than $37.00.

Litigation Relating to the Merger, page 23

16.                                 With regard to the alleged breach of fiduciary duties by the Directors, revise to disclose any specific allegations made.  With regard to the phase “among other things,” clarify if any other allegations besides the breach of fiduciary duties is alleged.

Response to 16:                                                          The only cause of action in the complaint is based on breach of fiduciary duty by the named defendants.  Further, the complaint alleges only general breaches of fiduciary duty, and does not include specific allegations.  We have revised the discussion of the litigation accordingly.

Interests of Certain Persons in the Merger, page 24

17.                                 Revise each subsection to quantify, where possible, in dollar terms, the increase from current arrangements and/or agreements.

Response to 17:                                                          We have revised the disclosure in this section as requested.  Mr. Lokey is the only one of the three named executive officers that will remain with the company after the closing of the merger.  We have added disclosure to the paragraph discussing his employment agreement indicating that the annual salary in his new employment agreement represents an increase of approximately $50,000 over his current annual salary, and that the severance payments provided for in the new employment agreement are substantially consistent with the change in control payment he would have received if he had not agreed to cancel that agreement.

With respect to the retention agreements, those agreements provide substantially the same aggregate payment to each individual that they would have been entitled to under their respective change in control agreement.  However, the payment under the retention agreement is divided into two equal pieces, with the first payment made on the closing of the transaction, and the second payment on the earlier of the occurrence of the first anniversary of the merger or the employee’s termination other than for cause.  We have revised the discussion of the retention agreements to include disclosure of those facts.

With respect to Messrs. Pruett (Chairman), Stathos (EVP and CFO) and Sackrider (EVP and CLO), there are no continuing employment arrangements.  Each is simply being paid the required sum of money pursuant to their change in control agreements.  Accordingly, there is no increase from their current arrangements to disclose.  We do continue to disclose the change in control payments each will receive, and also that Mr. Pruett will become a member of the VIB Corp board after the merger closes.

Where You Can Find More Information, page 32

18.                                 Revise the bullets on page 33 to specifically list all of the documents incorporated, including the Form type, date filed, and file number.  In this regard, all Forms 10-Q and 8-K since the last Form 10-K was filed should be listed.  In addition, a future incorporation of all subsequently filed documents before the meeting should be included.

Response to 18:                                                          The bullet points on page 33 have been revised as requested.

Closing:

In connection with the request for a written statement from the company acknowledging certain matters, enclosed with this letter please find a statement executed on behalf of the company by James W. Lokey, President and CEO.

We believe the enclosures to this letter and the revised proxy statement adequately address your comments.  I would be happy to discuss further with you any of the revisions made to the proxy statement or any other response we have given.  We look forward to the completion of the Commission’s review of the proxy statement, and moving forward toward the special shareholders meeting, which the board of Mid-State has scheduled for April 25, 2007.

Very truly yours,

Kenneth E. Moore

of REITNER, STUART & MOORE

ken@reitnerandstuart.com

KEM:lw

encl.

cc:                                 James W. Lokey, President & CEO, Mid-State Bancshares (w/out encl.)

Keith Pagnani, Esq. (w/ encl.)

Guillermo Bilbao, Rabobank (w/ encl.)

This statement is provided as requested in the letter from Chris Windsor, Esq., Special Counsel, Financial Services Group, United States Securities and Exchange Commission, dated January 10, 2007.

On behalf of Mid-State Bancshares I acknowledge that:

1.             Mid-State Bancshares is responsible for the adequacy and accuracy of the disclosure in its proxy filing;

2.             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Mid-State Bancshares’ filed proxy statement; and

3.             Mid-State Bancshares may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed this 8th day of March, 2007,
/s/ James W. Lokey
James W. Lokey, President and CEO
Mid-State Bancshares